Exhibit 99.4

Category: Notifications issued to company members

Sub-category: Other notification issued to company members

Publication date: SHAB 11.10.2022

Expected expiry date: 11.10.2023

Publication number: UP06-0000000903

Publishing entity

Homburger AG, Hardstrasse 201, 8005 Zürich

Announcement of the Extraordinary General Meeting of Shareholders of VectivBio Holding AG

Organisation concerned:

VectivBio Holding

AG CHE-289.024.902

Aeschenvorstadt 36

4051 Basel

Notification details:

The Board of Directors of VectivBio Holding AG (the Company) has resolved to hold an extraordinary general meeting of shareholders of the Company (the EGM) on December 9, 2022, at 10:00 a.m. CEST / 4:00 a.m. EDT at the registered office of the Company (Aeschenvorstadt 36, 4051 Basel, Switzerland). The sole agenda item of the EGM will be the election of Wouter Joustra as new member of the Board of Directors.

The invitation, together with the proposal and further details on the EGM, will be published in due course.

The Board of Directors of VectivBio Holding AG